INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

May 2, 2008.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the first quarter 2008 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours.

Sergio Vigil
Chief Financial Officer

dw 5/14

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007 **CONSOLIDATED**

(Thousands of Mexican Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**29,975,326**	**100**	**26,918,073**	**100**
s02	**CURRENT ASSETS**	**19,525,761**	**65**	**16,514,825**	**61**
s03	CASH AND SHORT-TERM INVESTMENTS	7,980,972	27	5,902,950	22
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,098,006	14	3,770,725	14
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	858,908	3	292,191	1
s06	INVENTORIES	6,396,452	21	6,467,514	24
s07	OTHER CURRENT ASSETS	191,423	1	81,445	0
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**9,965,041**	**33**	**9,941,889**	**37**
s13	LAND AND BUILDINGS	4,232,344	14	4,505,419	17
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	12,011,982	40	10,840,664	40
s15	OTHER EQUIPMENT	191,218	1	251,230	1
s16	ACCUMULATED DEPRECIATION	6,722,124	22	5,885,916	22
s17	CONSTRUCTION IN PROGRESS	251,621	1	230,492	1
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**381,248**	**1**	**455,635**	**2**
s19	**OTHER ASSETS**	**103,276**	**0**	**5,724**	**0**
s20	**TOTAL LIABILITIES**	**7,765,597**	**100**	**6,811,766**	**100**
s21	**CURRENT LIABILITIES**	**3,997,964**	**51**	**3,648,409**	**54**
s22	SUPPLIERS	2,736,683	35	2,122,883	31
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,230	0	3,434	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	357,516	5	305,554	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	900,535	12	1,216,538	18
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**62,771**	**1**	**152,112**	**2**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**3,704,862**	**48**	**3,011,245**	**44**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**22,209,729**	**100**	**20,106,307**	**100**
s34	**MINORITY INTEREST**	**3,708,202**	**17**	**3,277,803**	**16**
s35	**MAJORITY INTEREST**	**18,501,527**	**83**	**16,828,504**	**84**
s36	**CONTRIBUTED CAPITAL**	**7,766,993**	**35**	**7,766,993**	**39**
s79	CAPITAL STOCK	6,637,027	30	6,637,027	33
s39	PREMIUM ON ISSUANCE OF SHARES	1,129,966	5	1,129,966	6
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**10,734,534**	**48**	**9,061,511**	**45**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	11,755,649	53	9,979,616	50
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-1,010,615	-5	-918,105	-5
s80	SHARES REPURCHASED	-10,500	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: 01 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**7,980,972**	**100**	**5,902,950**	**100**
s46	CASH	727,691	9	5,002,697	85
s47	SHORT-TERM INVESTMENTS	7,253,281	91	900,253	15
s07	**OTHER CURRENT ASSETS**	**191,423**	**100**	**81,445**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	191,423	100	81,445	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**381,248**	**100**	**455,635**	**100**
s48	DEFERRED EXPENSES (NET)	282,583	74	350,891	77
s49	GOODWILL	36,887	10	40,558	9
s51	OTHER	61,778	16	64,186	14
s19	**OTHER ASSETS**	**103,276**	**100**	**5,724**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,084	5	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	98,192	95	5,724	100
s21	**CURRENT LIABILITIES**	**3,997,964**	**100**	**3,648,409**	**100**
s52	FOREIGN CURRENCY LIABILITIES	2,656,056	66	2,386,258	65
s53	MEXICAN PESOS LIABILITIES	1,341,908	34	1,262,151	35
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**900,535**	**100**	**1,216,538**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,966	0	3,905	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	896,569	100	1,212,633	100
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**62,771**	**100**	**152,112**	**100**
s65	NEGATIVE GOODWILL	62,771	100	152,112	100
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**3,704,862**	**100**	**3,011,245**	**100**
s66	DEFERRED TAXES	3,610,663	97	2,895,064	96
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	31,637	1	39,565	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	62,562	2	76,616	3
s79	**CAPITAL STOCK**	**6,637,027**	**100**	**6,637,027**	**100**
s37	CAPITAL STOCK (NOMINAL)	5,098,604	77	5,098,604	77
s38	RESTATEMENT OF CAPITAL STOCK	1,538,423	23	1,538,423	23

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**11,755,649**	**100**	**9,979,616**	**100**
s93	LEGAL RESERVE	464,528	4	342,887	3
s43	RESERVE FOR REPURCHASE OF SHARES	1,101,983	9	1,101,983	11
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	9,507,775	81	7,849,109	79
s45	NET INCOME FOR THE YEAR	681,363	6	685,637	7
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-1,010,615**	**100**	**-918,105**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	-124,284	12	-27,892	3
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	-3,882	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-886,331	88	-886,331	97
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	15,527,797	12,866,416
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	53	80
s75	EMPLOYEES (*)	1,564	1,563
s76	WORKERS (*)	3,777	4,151
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	293,900	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**8,233,491**	**100**	**7,250,378**	**100**
r02	COST OF SALES	6,763,882	82	5,855,984	81
r03	**GROSS PROFIT**	**1,469,609**	**18**	**1,394,394**	**19**
r04	GENERAL EXPENSES	399,436	5	428,557	6
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,070,173**	**13**	**965,837**	**13**
r08	OTHER INCOME AND (EXPENSE), NET	5,363	0	27,681	0
r06	COMPREHENSIVE FINANCING RESULT	-54,130	0	80,088	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**1,021,406**	**12**	**1,073,606**	**15**
r10	INCOME TAXES	224,839	3	237,387	3
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**796,567**	**10**	**836,219**	**12**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**796,567**	**10**	**836,219**	**12**
r19	NET INCOME OF MINORITY INTEREST	115,204	1	150,582	2
r20	**NET INCOME OF MAJORITY INTEREST**	**681,363**	**8**	**685,637**	**9**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**8,233,491**	**100**	**7,250,378**	**100**
r21	DOMESTIC	2,593,708	32	2,735,749	38
r22	FOREIGN	5,639,783	68	4,514,629	62
r23	TRANSLATED INTO DOLLARS (***)	527,270	6	397,085	5
r08	**OTHER INCOME AND (EXPENSE), NET**	**5,363**	**100**	**27,681**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	5,363	100	27,681	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-54,130**	**100**	**80,088**	**100**
r24	INTEREST EXPENSE	5,151	-10	7,208	9
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	70,723	-131	64,292	80
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	-119,702	221	74,817	93
r28	RESULT FROM MONETARY POSITION	0	0	-51,813	-65
r10	**INCOME TAXES**	**224,839**	**100**	**237,387**	**100**
r32	INCOME TAX	119,835	53	122,845	52
r33	DEFERRED INCOME TAX	105,004	47	114,542	48

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	8,645,166	7,612,896
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	8,097,555	27,487,522
r39	OPERATING INCOME (**)	472,317	3,739,087
r40	NET INCOME OF MAJORITY INTEREST (**)	17,506	2,708,983
r41	NET CONSOLIDATED INCOME (**)	248,169	3,103,168
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	157,665	152,501

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2008

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**8,233,491**	**100**	**7,250,378**	**100**
rt02	COST OF SALES	6,763,882	82	5,855,984	81
rt03	**GROSS PROFIT**	**1,469,609**	**18**	**1,394,394**	**19**
rt04	GENERAL EXPENSES	399,436	5	428,557	6
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**1,070,173**	**13**	**965,837**	**13**
rt08	OTHER INCOME AND (EXPENSE), NET	5,363	0	27,681	0
rt06	COMPREHENSIVE FINANCING RESULT	-54,130	0	80,088	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**1,021,406**	**12**	**1,073,606**	**15**
rt10	INCOME TAXES	224,839	3	237,387	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**796,567**	**10**	**836,219**	**12**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**796,567**	**10**	**836,219**	**12**
rt19	NET INCOME OF MINORITY INTEREST	115,204	1	150,583	2
rt20	**NET INCOME OF MAJORITY INTEREST**	**681,363**	**8**	**685,636**	**9**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**8,233,491**	**100**	**7,250,378**	**100**
rt21	DOMESTIC	8,233,491	100	2,735,749	38
rt22	FOREIGN	0	0	4,514,629	62
rt23	TRANSLATED INTO DOLLARS (***)	0	0	397,085	5
rt08	**OTHER INCOME AND (EXPENSE), NET**	**5,363**	**100**	**27,681**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	5,363	100	27,681	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-54,130**	**100**	**80,088**	**100**
rt24	INTEREST EXPENSE	5,151	-10	7,208	9
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	70,723	-131	64,292	80
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	-119,702	221	74,817	93
rt28	RESULT FROM MONETARY POSITION	0	0	-51,813	-65
rt10	**INCOME TAXES**	**224,839**	**100**	**237,387**	**100**
rt32	INCOME TAX	119,835	53	122,845	52
rt33	DEFERRED INCOME TAX	105,004	47	114,542	48

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	157,665	152,501

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** | QUARTER: **01** | YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**796,567**	**836,220**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	-133,155	387,043
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**663,412**	**1,223,263**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-19,552	126,087
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**643,860**	**1,349,350**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	24,881	28
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	2,153,048
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**24,881**	**2,153,076**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-180,623**	**-254,166**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	488,118	3,248,260
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	7,492,854	2,654,690
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**7,980,972**	**5,902,950**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**-133,155**	**387,043**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	157,665	152,501
c41	+ (-) OTHER ITEMS	-290,820	234,542
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-19,552**	**126,087**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-792,685	-900,180
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	349,735	404,543
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-396,624	-51,315
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	190,663	-112,106
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	629,359	785,145
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**24,881**	**28**
c23	+ BANK FINANCING	-52	28
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	24,933	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**2,153,048**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	2,153,048
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-180,623**	**-254,166**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-75,913	-255,068
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-54,507	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	-50,203	902

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DATA PER SHARE **CONSOLIDATED**

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	4.92		$	6.92	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	4.92		$	6.92	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		0.99	times		1.22	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		8.52	times		6.70	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	9.67	%	11.53	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	0.09	%	16.10	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	0.83	%	11.53	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-6.20	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.27	times	1.02	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	0.81	times	2.76	times
p08	INVENTORIES TURNOVER (**)	3.77	times	3.41	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	39	days	41	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	25.91	%	25.31	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.35	times	0.34	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	35.03	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	207.76	times	134.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.04	times	4.04	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.88	times	4.53	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.28	times	2.75	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.51	times	2.42	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	199.63	%	161.80	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.06	%	16.44	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-0.24	%	1.69	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	125.00	times	182.46	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	0.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	100.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	42.03	%	100.35	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

INDUSTRIAS CH, S.A.B. DE C.V.

Tlalnepantla, Estado de México 28 de Abril de 2008- Industrias CH S.A.B de C. V. reporta el día de hoy sus resultados del primer trimestre de 2008.

Comparativo primer trimestre de 2008 vs. El primer trimestre de 2007.

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 14%, de Ps. 7,250 millones durante el primer trimestre de 2007 comparados con Ps. 8,233 millones del mismo período del 2008. El total de toneladas vendidas aumento en un 3% al pasar de 821 mil toneladas en el primer trimestre de 2007 a 843 mil toneladas en el mismo periodo del 2008. Los precios promedio aumentaron 10.5% al comparar ambos periodos.

Costo de Ventas
El costo directo de ventas aumento el 16% de Ps. 5,856 millones en el primer trimestre de 2007 a Ps. 6,764 millones en el mismo período de 2008. Con respecto a ventas, en el primer trimestre de 2008, el costo representa el 82% comparado contra el 81% del mismo período de 2007. El aumento en el costo de ventas se atribuye a un ajuste a la alza en el precio promedio de las materias primas, en comparación al precio promedio del mismo periodo del año anterior, así como a un aumento de las toneladas vendidas.

Utilidad Bruta
La utilidad bruta de la Compañía para el primer trimestre de 2008 aumento el 5% a Ps. 1,469 millones comparados con los Ps. 1,394 millones del mismo período de 2007. La utilidad bruta como porcentaje respecto a las ventas netas para el primer trimestre de 2008 fue del 18% comparada contra el 19% en el mismo período de 2007. El incremento en la utilidad bruta se debe a que las toneladas vendidas aumentaron un 3%, aunque los costos de las materias primas aumentaron por encima de los precios de venta.

Gastos de Operación
Los gastos de venta y de administración disminuyeron el 7% a Ps. 399 millones en el primer trimestre de 2008, respecto a los Ps. 428 millones del mismo período de 2007.

Utilidad de Operación
La utilidad de operación aumento el 11% a Ps. 1,070 millones en el primer trimestre de 2008 respecto a los Ps. 966 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación de ICH representa el 13% en el primer trimestre de 2008 igual al 13% registrado en el mismo periodo de 2007. La utilidad de operación aumento debido a mayores volúmenes de toneladas vendidas y menores gastos de operación.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el primer trimestre de 2008, fue una perdida de Ps. 54 millones comparados con la utilidad Ps. 80 millones para el mismo período del 2007. El efecto negativo se debe a la perdida en cambios de Ps. 120 millones registrada en el primer trimestre de 2008, comparada con una utilidad en cambios por Ps 75 millones registrada en

el primer trimestre de 2007.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 5 millones durante el primer trimestre de 2008 comparados contra otros ingresos netos por Ps. 27 millones por el mismo período de 2007.

Impuesto Sobre la Renta
La Compañía ha registrado un gasto de Ps. 225 millones para Impuesto Sobre la Renta durante el primer trimestre de 2008, comparados con los Ps. 237 millones de provisión para el mismo período del año anterior. Esta disminución se debe a que años anteriores no se había hecho deducible la prima de antigüedad.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una disminución en la utilidad neta consolidada de 5% a Ps. 797 millones en el primer trimestre de 2008 contra una utilidad neta de Ps. 836 millones para el mismo período del año anterior. A pesar de que los costos de las materias primas aumentaron por encima del aumento de los precios y de los volúmenes de venta y disminución de los gastos de operación., La utilidad neta disminuyo por mayores perdidas en cambios principalmente.

Comparativo del primer trimestre de 2008 vs. El cuarto trimestre 2007

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 19%, de Ps. 6,934 millones durante el cuarto trimestre de 2007 comparados con Ps. 8,233 millones en el primer trimestre del 2008. Las ventas en toneladas de productos de acero aumentaron un 4% a 843 mil toneladas en el primer trimestre de 2008 comparadas con las 807 mil toneladas en el cuarto trimestre de 2008. Las ventas en el extranjero en el primer trimestre de 2008 tuvieron una variación del 32% pasaron a Ps. 5,639 comparadas con Ps. 4,276 millones del cuarto trimestre de 2007. Los precios de venta aumentaron en promedio un 14%, comparando ambos periodos, las ventas nacionales disminuyeron el 2% al pasar de Ps. 2,658 millones en él cuarto trimestre de 2007 a 2,594 millones el primer trimestre de 2008.

Costo de Ventas
El costo directo de ventas aumento el 10% de Ps. 6,164 millones en el cuarto trimestre de 2007 a Ps. 6,764 millones en el primer trimestre de 2008. Con respecto a ventas, en el primer trimestre de 2008 el costo representa el 82% comparado contra el 89% del cuarto trimestre de 2007. Dicho aumento se explica por mayores volúmenes de venta y mayores costos de materias primas.

Utilidad Bruta
La utilidad bruta de la Compañía para el primer trimestre de 2008 aumento el 91% a Ps. 1,469 millones comparados con los Ps. 770 millones del cuarto trimestre de 2007. La utilidad bruta como porcentaje respecto a las ventas netas para el primer trimestre de 2008 fue del 18% comparada contra el 11 % en el cuarto trimestre de 2007

Gastos de Operación

Los gastos de venta y de administración, disminuyeron el 3% a Ps. 399 millones el primer trimestre de 2008 respecto a los Ps. 411 millones del cuarto trimestre de 2007.
Como porcentaje de las ventas los gastos de operación representan el 5% de la venta en el primer trimestre de 2008 comparados con el 6% al cuarto trimestre del 2007.

Utilidad de Operación
La utilidad de operación aumento el 198% de Ps. 359 millones en el cuarto trimestre 2007 a Ps. 1,070 millones en el primer trimestre de 2008. Con respecto a ventas, el margen de operación de fue 13% en el primer trimestre de 2008 comparado con 5% en el cuarto trimestre de 2007. Dicho aumento fue generado por mayores volúmenes de ventas y aumentos en precios proporcionalmente mayores a los aumentos de las materias primas., Además de una disminución en el gasto de operación.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el primer trimestre de 2008, fue una perdida de Ps. 54 millones comparados con los Ps. 217 millones de pérdida para el cuarto trimestre de 2007 la disminución del costo integral de financiamiento se debe a que desaparece el registro del resultado por posición monetaria en este primer trimestre de 2008.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 5 millones durante el primer trimestre de 2008 comparados contra otros ingresos netos por Ps. 26 millones por el cuarto trimestre de 2007.

Impuesto Sobre la Renta
La Compañía aumento su provisión hasta Ps. 224 millones para Impuesto Sobre la Renta durante el primer trimestre de 2008, comparados con un ingreso por los Ps. 112 millones para el cuarto trimestre del 2007.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta de 185% a Ps. 797 millones en el primer trimestre de 2008 contra una utilidad neta de Ps. 280 millones para el cuarto trimestre de 2007.

Resultados Trimestrales

(millones de pesos)	1T?08	4T?07	1T?07	1T'08 vs 4T'07	1T'08 vs 1T'07
Ventas	8,233	6,934	7,250	19%	14%
Costo de Ventas	6,764	6,164	5,856	10%	16%
Utilidad Bruta	1,469	770	1,394	91%	5%
Gastos Operación	399	411	428	- 3%	-7%
Utilidad Operación	1,070	359	966	198%	11%
EBITDA	1,228	509	1,118	141%	10%
Utilidad Neta	797	280	836	185%	-5%
Ventas Nacionales	2,594	2,658	2,736	-2%	-5%
Ventas en el Exterior	5,639	4,276	4,514	32%	25%
Ventas en Toneladas	843	807	821	4%	3%

Cualquier información proyectada en este documento esta sujeta a varios riesgos, incertidumbres y suposiciones, las cuales en caso de ser incorrectas pueden causar una variación en los resultados anticipados, estimados y esperados La compañía no asume ninguna obligación para actualizar las proyecciones de información contenidas en este documento

Industrias CH S.A. de C.V.
Analisis Volumen, Ventas y Precios

producto	volumen miles tons.	ventas miles de pesos	precio prom.	volumen miles tons.	ventas miles de pesos	precio prom.	volumen miles tons.	ventas miles de pesos	precio prom.
	1T´08	1T´08	1T´08	4T´07	4T´07	4T´07	1T´07	1T´07	1T´07
Aceros Especiales	568	5,768	10,155	498	4,178	8,390	512	4,683	9,146
Tubería	21	249	11,857	38	437	11,500	42	424	10,095
Perfiles Comerciales	118	1,045	8,856	135	1,159	8,585	138	1,142	8,275
Perfiles Estructurales	56	589	10,518	64	653	10,203	56	509	9,089
Corrugado	70	550	7,857	63	480	7,619	65	470	7,231
Otros	10	32	3,200	9	27	3,000	8	22	2,750
	843	8,233	9,766	807	6,934	8,592	821	7,250	8,831

Industrias CH, S. A. B. de C. V., es una sociedad tenedora de acciones de un grupo de Empresas dedicadas principalmente a la fabricación y venta de Aceros Especiales, Tubería utilizada para la construcción de toda clase de ductos, Varilla, Perfiles de acero y estructurales para la industria de la construcción, Industria Automotriz e Industria Manufacturera, tanto en México como en el Extranjero.

Resumen de las principales políticas contables-

a) Políticas y prácticas contables

Los estados financieros adjuntos han sido preparados de conformidad con las Normas Mexicanas de Información Financiera (NIF).

b) Bases de consolidación

Los estados financieros consolidados incluyen los de Industrias CH, S.A.B. de C.V. y los de sus subsidiarias en las que ejerce control. Los saldos y operaciones importantes entre las compañías del grupo se han eliminado en la preparación de los estados financieros consolidados.

Las compañías subsidiarias son las siguientes:

TENENCIA

ACCIONARIA

	2008
Aceros CH, S.A. de C.V.	99.99
Aceros y Laminados Sigosa, S.A. de C.V.	99.99
Administración de Empresas CH, S.A. de C.V.	99.99
Administración y Control de la Producción, S.A. de C.V.	99.99
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	75.64
Arrendadora Simec, S.A. de C.V.	75.64
Comercializadora Simec, S.A. de C.V. (antes Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.)	75.64
Compañía Mexicana de Perfiles y Tubos, S.A. de C.V.	99.99
Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG)	75.64
Compañía Siderúrgica del Golfo, S.A. de C.V.	100.00
Compañía Siderúrgica del Pacífico, S.A. de C.V.	75.64
Controladora Simec, S.A. de C.V.	75.64
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	75.64
Grupo Simec, S.A.B. de C.V.	75.64
Holding Protel, S.A. de C.V.	100.00
Industrial Procarsa, S.A. de C.V.	100.00
Industrias del Acero y del Alambre, S.A. de C.V.	75.64
Inmobiliaria Procarsa, S.A. de C.V.	99.99
Inmobiliaria Pytsa, S.A. de C.V.	99.99
Nueva Pytsa Industrial, S.A. de C.V.	100.00
Operadora de Industrias CH, S.A. de C.V.	99.99
Operadora de Metales, S.A. de C.V.	75.64

Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	75.64
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	75.64
Operadora ICH, S.A. de C.V.	99.99
Operadora Procarsa, S.A. de C.V.	99.99
Pacific Steel, Inc.	75.64
Procarsa Industrial, S.A. de C.V.	99.99
Procarsa, S.A. de C.V.	99.99
Procesadora Mexicali, S.A. de C.V.	75.64
Pytsa Industrial, S.A. de C.V.	99.99
Pytsa Monclova, S.A. de C.V.	99.99
Recubrimientos Procarsa, S.A. de C.V.	99.99
Servicios CH, S.A. de C.V.	99.99
Servicios Simec, S.A. de C.V.	75.64
Siderúrgica del Golfo, S.A. de C.V.	99.99
Sigosa Aceros, S.A. de C.V.	99.99
Simec International, S.A. de C.V.	75.64
SimRep y Subsidiarias	100.00
Sistemas de Transporte de Baja California, S.A. de C.V.	75.64
Tuberías Procarsa, S.A. de C.V.	99.99
Undershaft Investments, N.V.	75.64
Arrendadora Norte de Matamoros, S.A. de C.V. (a partir de 2007)	75.64
Multimodal Doméstica, S.A. de C.V.	75.64
Tenedora CSG, S.A. de C.V. (a partir de 2007)	75.64
TMM América, S.A. de C.V. (a partir de 2007)	75.64
TMM Continental, S.A. de C.V. (a partir de 2007)	75.64
Comercializadora Pytsa, S.A. de C.V. (1)	99.99
Lámina y Maquilas del Norte, S.A. de C.V. (1)	99.99
Operadora de Lámina y Maquilas del Norte, S.A. de C.V. (1)	99.99
Operadora de Laminados y Perfiles Monterrey, S.A. de C.V. (1)	99.99
Operadora de Tubería Industrial de Monterrey, S.A. de C.V. (1)	99.99
Servicios Administrativos Sigosa, S.A. de C.V. (1)	99.99
Tubulares y Perfiles Industriales, S.A. de C.V. (1)	99.99

(1) Compañías en suspensión de actividades

c) Reconocimiento de los efectos de la inflación en la información financiera

La compañía reconoció los efectos de la inflación hasta el 31 de Diciembre de 2007, debido a que la NIF B-10 ?Efectos de la inflación?- Deja sin efecto al Boletín B-10 y sus cinco documentos de adecuaciones, así como a las circulares relativas y a la INIF 2. Las principales consideraciones que establece esta NIF son; (i) permite el valor de las Unidades de Inversión (UDIS) para determinar la inflación en un período determinado, (ii) se elimina la posibilidad de utilizar costos de reposición en inventarios, e indización específica en el activo fijo, (iii) establece que una entidad debe reconocer efectos de inflación cuando opera en un entorno económico inflacionario (inflación acumulada igual o mayor al 26% en los últimos tres ejercicios). Como consecuencia del entorno inflacionario menor al que establece la NIF B-10, la compañía no reconoció los efectos de la inflación al 31 de marzo de 2008.

La compañía reclasificó a sus resultados acumulados la cuenta de resultado por tenencia de activos no monetarios en base a la NIF B-10.

d) Conversión de estados financieros de subsidiarias en el extranjero

Los estados financieros de las subsidiarias en el extranjero, SimRep Corporation y sus subsidiarias, así como los de Pacific Steel y Undershaft Investments, fueron convertidos a moneda nacional de conformidad con el Boletín B-15 ?Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras?.

Para la conversión de SimRep y subsidiarias se consideró como entidad extranjera debido a que no son parte integral de la Compañía, según lo señala el mismo Boletín B-15, por lo que sus estados financieros fueron convertidos a normas mexicanas de información financiera. El efecto de conversión resultante se registra en una cuenta del capital contable bajo el rubro de ?efectos de conversión de subsidiarias extranjeras?.

Las compañías subsidiarias en el extranjero, Pacific Steel y Undershaft Investment fueron consideradas como ?operaciones extranjeras integradas? debido a que mantienen una relación de interdependencia financiera y operativa, por lo que sus estados financieros fueron convertidos a moneda nacional, conforme a las disposiciones del Boletín B-10 aplicando el INPC. El efecto de conversión resultante se registra en el estado de resultados como parte del costo integral de financiamiento.

e) Efectivo y equivalentes

El efectivo y sus equivalentes están representados principalmente por depósitos bancarios e inversiones de alta liquidez, con vencimientos no mayores a 90 días, y se presentan valuadas a su costo de adquisición más intereses devengados, importe que es similar al valor de mercado de esas inversiones.

f) Inventarios y costo de ventas, estimación para inventarios de lento movimiento y obsolescencia

Las subsidiarias nacionales valúan el inventario inicialmente a costo promedio y posteriormente se ajusta al valor de mercado o valor de reposición, el menor. Las subsidiarias en el extranjero valúan sus inventarios a últimas entradas, primeras salidas (UEPS) y posteriormente son ajustados a valor de mercado o reposición.

Los valores son determinados sobre las siguientes bases:

Productos terminados, en proceso y billet- Al costo directo de la última producción del mes.

El costo de ventas representa el costo de reposición de los inventarios al momento de la venta, expresado en pesos de poder adquisitivo al cierre del ejercicio más reciente que se presenta.

Materias primas- De acuerdo a los precios de compra que regían en el mercado a la fecha del balance general consolidado.

Materiales, refacciones y rodillos- Al costo histórico actualizado por los

índices de inflación de la industria del acero.

La Compañía clasifica como inventarios a largo plazo, los rodillos y refacciones que, de acuerdo a datos históricos y tendencias de producción, no se utilizarán en el corto plazo (un año).

La estimación de lento movimiento, obsolescencia e inventario dañado, se determina considerando el costo del reproceso de los inventarios de materiales y productos terminados cuya rotación es mayor a un año.

g) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo quedaron registrados al costo de adquisición y se actualizaron mediante factores derivados del INPC hasta el 31 de diciembre de 2007, excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualizó utilizando los índices inflacionarios del país de origen y las variaciones de los tipos de cambio en relación con el peso; conforme la nueva norma de información financiera B-10; de reconocimiento de los efectos de la inflación en un escenario no inflacionario.

El resultado integral de financiamiento (RIF), el cual incluye (i) el costo del interés (ii) cualquier fluctuación cambiaria derivado de moneda extranjera y (iii) el efecto por posición monetaria correspondiente a activos en periodo de construcción o instalación, se capitaliza como parte del valor de los activos y se actualizó con un factor derivado del INPC desde la fecha de capitalización hasta el cierre del ejercicio 2007 y se amortiza en el plazo promedio de depreciación de los activos correspondientes. El monto del resultado integral de financiamiento capitalizable es el resultante de aplicar la tasa de capitalización promedio ponderada de los financiamientos al promedio ponderado de las inversiones en activos calificables durante su período de adquisición. En el caso de financiamiento en moneda extranjera el resultado integral de financiamiento incluye adicionalmente a las utilidades y pérdidas cambiarias correspondientes, netas de los efectos por valuación de los instrumentos de cobertura asociados con dichos financiamientos.

La depreciación de los inmuebles, maquinaria y equipo se calcula por el método de línea recta, de acuerdo con la vida útil estimada de los activos correspondientes.

El valor de los inmuebles, maquinaria y equipo se revisa cuando existen indicios de deterioro en el valor de dichos activos. Cuando el valor de recuperación, que es el mayor entre el precio de venta y su valor de uso, (valor presente de flujos de efectivo futuros) es inferior el valor neto en libros, la diferencia se reconoce como una pérdida por deterioro.

h) Arrendamientos

Cuando los riesgos y beneficios inherentes a la propiedad del activo arrendado permanecen sustancialmente con el arrendador, se clasifican como arrendamientos operativos y las rentas devengadas se cargan a resultados conforme se incurren.

i) Activos intangibles

Los activos intangibles de vidas útiles definidas se amortizan considerando el valor actualizado de los activos mediante el método de línea recta y con base en su vida útil estimada. Los costos de activos intangibles de vida indefinida no son sujetos a amortización.

Se tiene la política de revisar el valor de los activos intangibles de vida definida cuando existen indicios de deterioro en el valor de dichos activos. Cuando el valor de recuperación, que es el mayor entre el precio de venta y su valor de uso (entendido como el valor presente de flujos de efectivo futuros), es inferior el valor neto en libros, la diferencia se reconoce como una pérdida por deterioro.

No obstante a lo anterior, se efectúan pruebas de deterioro de manera anual sobre los activos intangibles con una vida indefinida, aún y cuando estos no están disponibles para su uso, así como aquellos intangibles con vida definida cuyo periodo de amortización exceda de veinte años desde la fecha en que estuvieron disponibles para su uso.

j) Pasivos, provisiones, pasivos contingentes y compromisos

Los pasivos por provisiones se reconocen cuando (i) existe una obligación presente (legal o asumida) como resultado de un evento pasado, (ii) es probable que se requiera la salida de recursos económicos como medio para liquidar dicha obligación, y (iii) la obligación pueda ser estimada razonablemente.

Cuando el efecto del valor del dinero a través del tiempo es significativo, el importe de la provisión es el valor presente de los desembolsos que se espera sean necesarios para liquidar la obligación. La tasa de descuento aplicada es antes de impuestos y refleja las condiciones de mercado a la fecha del balance general y, en su caso, el riesgo específico del pasivo correspondiente. En estos casos, el incremento en la provisión se reconoce como un gasto por intereses.

Las provisiones por pasivos contingentes se reconocen solamente cuando es probable la salida de recursos. Asimismo, los compromisos solamente se reconocen cuando generan una pérdida.

k) Primas de antigüedad y beneficios por terminación laboral

Las primas de antigüedad y beneficios por terminación que se cubren al personal se determinan con base en lo establecido en la Ley Federal del Trabajo

Los beneficios por primas de antigüedad y beneficios por terminación, a que tienen derecho los trabajadores por ley, se reconocen en los resultados de cada ejercicio, con base en cálculos efectuados por actuarios independientes mediante el método de crédito unitario proyectado, utilizando hipótesis financieras netas de inflación del valor presente de esta obligación. La amortización del costo de los servicios anteriores que no se ha reconocido, se basa en la vida de servicio remanente estimada del personal.

l) Impuesto diferidos

Los impuestos diferidos se determinan por el método de activos y pasivos. Bajo este método, a todas las diferencias temporales que surgen entre los valores contables y fiscales de los activos y pasivos, se les aplica la tasa del Impuesto Sobre la Renta (ISR) o del impuesto empresarial a tasa única (IETU), según corresponda vigente a la fecha del balance general o bien, aquellas tasas aprobadas a esa fecha y que estarán vigentes al momento en que se estiman que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

Los activos por impuestos diferidos se evalúan periódicamente, creando en su caso una estimación sobre aquellos montos por los que no existe una alta probabilidad de recuperación.

El efecto inicial acumulado de impuesto sobre la renta diferido que se presenta en el capital contable, representa el efecto del reconocimiento de impuestos diferidos acumulados a la fecha en que se adoptó esta norma contable.

En el caso de la participación de los trabajadores en las utilidades (PTU), únicamente se da el tratamiento de impuestos diferidos a las diferencias temporales que surgen de la conciliación entre la utilidad del ejercicio y la renta gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio futuro, y no exista algún indicio de que los pasivos o los beneficios no se puedan materializar.

m) Crédito diferido

Debido a que las NIF no establecen un tratamiento específico, la Compañía aplicó de manera supletoria el EITF 98-11 ?Tratamiento contable de las diferencias temporales en ciertas transacciones de compra que no son consideradas una adquisición de un negocio?, respecto a la compra de Operadora de Apoyo Logístico, S.A. de C.V. y Holding Protel, S.A. de C.V. Dicho pronunciamiento fue emitido en EUA por el ?Emergin Issues Task Force? y publicado el 24 de septiembre de 1998. El crédito diferido se obtiene de la diferencia entre la cantidad pagada y el valor del capital contable al momento de la compra.

El crédito diferido es amortizado contra los resultados del ejercicio en la misma proporción al aprovechamiento del beneficio fiscal que da origen al mismo.

n) Costos ambientales

Con base en la información disponible, la Compañía registró un pasivo para cubrir el costo de remediación ambiental que se estima razonable incurrir en el futuro. La estimación de la reserva está determinada con base a la información actualmente disponible y tecnología existente, con base a las leyes y regulaciones vigentes y considera los efectos de la inflación y otros factores sociales y económicos que pudieran afectar la estimación en los términos del Boletín C-9, ?Pasivos, provisiones, activos y pasivos contingentes y compromisos?.

o) Reconocimiento de ingresos

Los ingresos por ventas se reconocen en el momento en el cual se transfiere al cliente la propiedad de los productos, lo cual ocurre cuando los clientes

reciben y aceptan las mercancías que les fueron embarcadas.

La Compañía registra las provisiones necesarias para reconocer los gastos por fletes, las devoluciones y los descuentos sobre ventas, al momento en que se reconocen los ingresos relativos, los cuales se deducen de las ventas en los estados de resultados, o se incluyen en los gastos de venta, según corresponda.

p) Concentración de riesgo

Los excedentes de efectivo se invierten en depósitos a plazo en instituciones financieras con buenas calificaciones crediticias. Con respecto a las operaciones mexicanas los productos de la Compañía se comercializan con un gran número de clientes, sin que exista concentración importante en algún cliente específico, la base de clientes es amplia y geográficamente diversa.

q) Uso de estimaciones

La preparación de estados financieros, requiere que la administración de la Compañía efectúe estimaciones razonables que pueden afectar los importes reportados de activos y pasivos y la revelación de activos y pasivos contingentes a la fecha de los estados financieros y los importes de ingresos y gastos reportados que surgen durante el ejercicio. Los resultados reales pudieran diferir de estas estimaciones.

La Compañía ha efectuado estimaciones contables significativas con respecto a las estimaciones de valuaciones para cuentas por cobrar, inventarios, activos de larga duración, activos y pasivos de impuestos sobre la renta diferidos, instrumentos financieros, pasivos y obligaciones laborales y ambientales.

r) Fluctuaciones cambiarias

Las operaciones en moneda extranjera se registran al tipo de cambio aplicable a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance general. Las diferencias cambiarias entre la fecha de celebración y las de su cobro o pago, así como las derivadas de la conversión de los saldos denominados en monedas extranjeras a la fecha de los estados financieros, se aplican a resultados.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Operadora de Industrias CH, S.A. de C.V.	Compra Venta, Distrib. y Maquila de Tubo	50	99.99
Servicios CH, S.A. de C.V.	Prestación de toda Clase de Servicios	1	99.99
Aceros CH, S.A. de C.V.	Comerc. en Gral. de Toda Clase de Aceros	50	99.99
Cia. Mexicana de Perfiles y Tubos, S.A. de C.V.	Fabricacion de Perfiles y Tubulares	445,000	99.99
Inmobiliaria Pytsa, S.A. de C.V.	Arrendamiento de Bienes Inmubles	50,000	99.99
Procarsa, S.A. de C.V.	Fabricación y Exportación de Tubería	123,628,404	99.99
Inmobiliaria Procarsa, S.A. de C.V.	Arrendamiento de Bienes Inmuebles	50,000	99.99
Tuberias Procarsa ,S.A de C.V.	Fabricación y Exportación de Tubería	588,927,239	99.99
Operadora Procarsa, S.A. de C.V.	Compra Venta, Dist., y Maquila de Tubo	15,000	99.99
Siderurgica del Golfo, S.A. de C.V.	Frabricación de Angulo y Solera	12,117,550	99.99
Sigosa Aceros, S.A de C.V.	Compra Venta y Dist de Angulo y Acero	32,629,700	99.99
Servicios Administrativos Sigosa, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Pytsa Monclova, SA de C.V.	Fabricación de Tubos y Perfiles	50,000	99.99
Grupo Simec, S.A de C.V.	Manf. y Venta de Prod. Siderúrgicos	474,393,215	75.64
Operadora ICH, S.A de C.V.	Fabricación de Aceros Especiales	45,000	99.99
Administracion de Empresas CH, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Pytsa Industrial, S.A de C.V.	Comercializadora de Lámina en Rollo	1,000,000	99.99
Aceros y Laminados Sigosa, S.A de C.V.	Compra Venta y Dist. de Angulo y Solera	39,579,700	99.99
Procarsa Industrial, S.A de C.V.	Materiales Metalicos Para la Construcció	50,000	99.99
Administración y Control de la Producción, S.A de	Prestación de Toda Clase de Servicios	50,000	99.99
Comercializadora Pytsa, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Sim Rep Corporation	Tenedora de Acciones	1,000	100.00
Holding Protel , S.A de C.V.	Trans., Comunicaciones y Agencia de Viaj	90,273,151	100.00
Industrial Procarsa, S.A de C.V.	Fabricación y Exportación de Tubería	49,857,883	100.00
Cia. Siderurgica Del Golfo, S.A de C.V.	Compra Venta y Dist. de Angulo y Solera	23,264,129	100.00
Nueva Pytsa Industrial, S.A . de C.V.	Comerzializadora de Lamina en Rollo	13,318,498	100.00
		0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 01 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ICH

QUARTER: 01 YEAR: 2008

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
Medium Term	YES YES	20/08/1993	15/12/1998	9.33							0	3,230	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	3,230	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
diversos	NOT APPLIED				0	572,003	0	0	0	0						
diversos	YES										0	2,056,324	0	0	0	0
diversos	NOT										0	108,356	0	0	0	0
TOTAL SUPPLIERS					0	572,003	0	0	0	0	0	2,164,680	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
diversos	NOT APPLIED				0	412,389										
diversos											488,146	0				
TOTAL					0	412,389	0	0	0	0	488,146	0	0	0	0	0
TOTAL GENERAL					0	984,392	0	0	0	0	488,146	2,167,910	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**964,428**	**10,315,719**	**0**	**0**	**10,315,719**
LIABILITIES POSITION	**248,266**	**2,655,500**	**52**	**556**	**2,656,056**
SHORT-TERM LIABILITIES POSITION	248,266	2,655,500	52	556	2,656,056
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**716,162**	**7,660,219**	**-52**	**-556**	**7,659,663**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PAPEL A MEDIANO PLAZO (MEDIM TERM NOTES)

SITUACION ACTUAL
A) SE CUMPLIO LA RELACION ES 4.479
B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.26
C) SE CUMPLIO EL RESULTADO ES 199.74
EL SALDO DEL CAPITAL AL 31 DE MARZO DE 2008 ASCIENDE A PS. 3,230 (302,000 DOLARES).

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100	68.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD DE TUB CON COSTURA DE	300	70.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD DE TUB CON COSTURA DE	100	64.00
PLANTA DE LAM MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCIN Y VENTA DE PRODCUTOS	480	95.83
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250	88.43
PLANTA S ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460	0.00
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380	66.20
PLANTA DE ACERIA EN LORAIN	PEODUCCION DE BILLET	1,150	88.80
PLANTA LORAIN	PRODUCCION Y VENTA DE ACERO	840	80.40
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	89.00
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125	78.60
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70	46.00
PLANTA ONTARIO	PPRODUCCION Y VENTA DE ACERO	60	45.60

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	Nacional		40.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO	Nacional		4.00
PALANQUILLA	T.A. 2000, SA DE C.V.	Nacional		4.00
	ATLAX S.A. DE C.V.	Nacional		0.00
	ACEROS DM ,S.A. DE C.V.	Nacional		0.00
FERROALEACIONES	ART FERREROMETALES SA	Nacional		12.00
	GFMTRADING	Importación	SI	0.00
	OXBOW DE MEXICO ,S.A DE CV	Nacional		0.00
	DIST DE ALEACIONES Y METAL	Nacional		0
	CIA MINERA AUTLAN	Nacional		0
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CENTRO	Nacional		13.00
GAS NATURAL	CONSORCIO MEXIGAS, S.A DE .C.V	Nacional		13.00
OXIGENO	PRAXAIR MEXICO	Nacional		1.00
ELECTRODOS	UCAR CARBON MEXICANA ,S.A DE C	Nacional		8.00
				0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	1	5,864	0.00		FORJA DE ONTERREY
TUBERIA DE ACERO C	14	178,486	0.00		TUVAPASA
PERFILES COMERCILAES	49	470,299	0.00		GRUPO COLLADO
PERFILES ESTRUCTURA	45	424,108	0.00		DIS ACERO IBARRA
CORRUGADO	37	317,658	0.00		FORTACERO
SOLERAS	45	368,546	0.00		OP DE PROCESO DE ACE
BARRAS MACIZAS	82	724,652	0.00		ACEROS LA FAMA
LAMINA ROLADA	9	72,393	0.00		
OTROS	1	31,702	0.00		
	0	0	0		
FOREIGN SALES					
	0	5,639,783	0		
TOTAL		8,233,491			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	2	13,232			KREHER STEEL
TUBERIA DE ACERO	7	70,907			LB FOSTERCO
PERFILES COMERCILAES	18	148,752			SIGOSA STEEL
PERFILES ESTRUTURA	11	92,692			
CORRUGADO	33	232,699			
BARRAS MACIZAS	24	205,327			
SOLERAS	6	57,379			
FOREIGN SUBSIDIARIES					
BARRAS EN CALIENTE	268	2,858,766			
BARRAS EN FRIO	35	537,781			
SEMITERMINADOS REDON	103	943,839			
SEMITERMINADOS OTROS	53	478,409			
TOTAL		5,639,783			

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

Los proyectos en proceso al 31 de marzo de 2008 son los siguientes:

Proyectos en Proceso	Monto Invertido	Grado de Avance	Fecha de Conclusion
Recubrimiento Interior	2,506	98 %	Mayo 2008
Ranuradora de Tuberia	1,040	80 %	Junio 2008
Molino 48	2,914	99 %	Junio 2008
Comunicaciones	302	99 %	Mayo 2008
Diversos proyectos en Republic	114,909		
Diversos proyectos en Mexicali	94,452		
Diversos proyectos Guadalajara	27,043		
Diversos proyectos Tlaxcala	8,455		
Total al 31 de Marzo de 2008	251,621		

NIF B-15, Conversión de monedas extranjeras

En noviembre de 2007 el CINIF emitió la NIF B-15, Conversión de monedas extranjeras, la cual entra en vigor para los ejercicios que comienzan el 1 de enero de 2008. Esta NIF sustituye al Boletín B-15, Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras, a partir de su vigencia.

Esta norma incorpora los conceptos de moneda de registro, moneda funcional y moneda de informe, razón por la cual desaparecen los conceptos de operación extranjera integrada y entidad extranjera manejados en el Boletín B-15. La moneda de registro se define como aquella en la cual se mantienen los registros contables, y la moneda funcional es aquella en la que se generan los flujos de efectivo, y la moneda de informe es la utilizada para presentar estados financieros.

Derivado de la adopción de los conceptos anteriores, esta norma establece los procedimientos para la conversión de la información financiera de las operaciones que las compañías mantengan en el extranjero, de su moneda de registro a su moneda funcional, y de ésta a su moneda de informe.

Bajo la NIF B-15, el primer paso en el proceso de conversión de información financiera de las operaciones que se mantienen en el extranjero es la determinación de la moneda funcional, la cual es en primera instancia la moneda del entorno económico primario de la operación extranjera; sin embargo, no obstante lo anterior, la moneda funcional puede diferir de la local o de registro, en la medida que ésta no represente la moneda que afecta primordialmente los flujos de efectivo de las operaciones en el extranjero.

En el caso de la compañía la moneda funcional no difiere de la moneda de registro, por lo que los estados financieros se convirtieron como sigue: a) los activos y pasivos monetarios mediante la aplicación de los tipos de cambio de cierre; b) los activos y pasivos no monetarios, así como las partidas de capital contable al tipo de cambio histórico; y c) los ingresos, costos y gastos a tipo de cambio histórico, excepto por los efectos de los activos y pasivos no monetarios en los resultados del periodo, tales como depreciación y costo de ventas, la cuales deberán convertirse al tipo de cambio histórico utilizado en la conversión de la partida correspondiente del balance general. La diferencia resultante de este proceso, del proceso de consolidación y de aplicar el método de participación, se reconoció como efecto acumulado por conversión formando parte de la utilidad (pérdida) integral en el capital contable.

El procedimiento anterior es aplicable a operaciones que cuyas actividades se realicen en un entorno no inflacionario. En el caso de que las operaciones extranjeras se lleven a cabo en un entorno inflacionario, la NIF B-15 requiere que antes de efectuar la conversión se conozcan los efectos de la inflación financiera de conformidad con la NIF B-10, utilizando los índices de precios del país donde se lleven a cabo las operaciones en el extranjero. Una vez que los efectos inflacionarios hayan sido reconocidos en la moneda de registro, los activos, pasivo y capital se convertirán utilizando el tipo de cambio de cierre, las partidas de resultados deberán convertirse al tipo de cambio de cierre, y cualquier diferencia resultante de este proceso, del proceso de consolidación o de aplicar el método de participación, debe de

reconocerse como el efecto acumulado por conversión que formará parte de la utilidad (pérdida) integral en el capital contable.

La NIF B-15 establece que en la presentación de estados financieros comparativos se deberá considerar el entorno económico de la entidad informante, ya que si ésta se encuentra en un entorno económico no inflacionario, los estados financieros de periodos anteriores que se incluyan en forma comparativa, se presentarán sin modificar la conversión efectuada al momento de su emisión; sin embargo, si la entidad informante opera en un entorno económico inflacionario, los estados financieros que se presenten en forma comparativa deben de presentarse en pesos de poder adquisitivo de la fecha de cierre del estado financiero más reciente

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	0.00000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 436,574,580

NOTES

END